UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MONSANTO COMPANY
(Name of Subject Company)

MONSANTO COMPANY
(Name of Person(s) Filing Statement)

Common Stock $0.01 par value
(Title of Class of Securities)

61166W101
(CUSIP Number of Class of Securities)

David F. Snively
Executive Vice President, Secretary and General Counsel
Monsanto Company
800 North Lindbergh Blvd.,
 St. Louis, Missouri  63167
(314) 694-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Eric S. Robinson
David K. Lam
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Monsanto Acknowledges Revised Proposal from Bayer
Thursday, July 14, 2016
ST. LOUIS — (BUSINESS WIRE) — Monsanto Company (NYSE: MON) acknowledged that it has received a revised, non-binding proposal from Bayer AG for a potential acquisition of Monsanto. The Board of Directors of Monsanto will review the proposal, in consultation with its financial and legal advisors. Monsanto will have no further comment until its Board of Directors has completed its review. There is no assurance that any transaction will be entered into or consummated, or on what terms.
Morgan Stanley & Co. and Ducera Partners are acting as financial advisors, and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Monsanto.
About Monsanto Company
Monsanto is committed to bringing a broad range of solutions to help nourish our growing world. We produce seeds for fruits, vegetables and key crops – such as corn, soybeans, and cotton – that help farmers have better harvests while using water and other important resources more efficiently. We work to find sustainable solutions for soil health, help farmers use data to improve farming practices and conserve natural resources, and provide crop protection products to minimize damage from pests and disease. Through programs and partnerships, we collaborate with farmers, researchers, nonprofit organizations, universities and others to help tackle some of the world's biggest challenges. To learn more about Monsanto, our commitments and our more than 20,000 dedicated employees, please visit: discover.monsanto.com and monsanto.com. Follow our business on Twitter® at twitter.com/MonsantoCo, on the company blog, Beyond the Rows® at monsantoblog.com or subscribe to our News Release RSS Feed.
Important Information:
If Bayer or one of its affiliates commences a tender offer for shares of Monsanto common stock, Monsanto will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. MONSANTO SHAREOWNERS ARE ADVISED TO READ MONSANTO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareowners may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Monsanto in connection with any tender offer by Bayer or one of its affiliates, free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Monsanto by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.
Contact:
Monsanto Company
Media:
Sara Miller, 314-694-5824
or
Investors:
Laura Meyer, 314-694-8148